SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-36551

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by Blue Hills Bank
12 Gill Street, Suite 2600
Woburn, Massachusetts 01801

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Blue Hills Bancorp, Inc.
320 Norwood Park South
Norwood, Massachusetts 02062

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

E.I.N. 04-1466100 Plan Number 002

Financial Statements and Supplemental Schedule as of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

Contents	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	4
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5
NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL INFORMATION AS OF DECEMBER 31, 2015:
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)	17

SIGNATURES	18

EXHIBIT INDEX
EXHBIT 23.1 CONSENT OF WOLF & COMPANY, P.C.

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Blue Hills Bancorp, Inc.
Norwood, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the SBERA 401(k) Plan as adopted by Blue Hills Bank (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SBERA 401(k) Plan as adopted by Blue Hills Bank as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of SBERA 401(k) Plan as adopted by Blue Hills Bank’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Boston, Massachusetts
June 27, 2016

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014

Assets

Investment Plan interest in Savings Banks Employees Retirement Association ("SBERA") Common Collective Trust, at fair value	$13,891,142	$11,882,881

Notes Receivable from Participants	245,368	264,604

Employer Contribution Receivable	631,837	499,812

Net Assets Available for Benefits	$14,768,347	$12,647,297

The accompanying notes are an integral part of these financial statements.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

2015
Additions to Net Assets Attributed to:
Investment Income:
Net appreciation of plan interest in Savings Banks Employees Retirement Association Common Collective Trust	$676,710
Interest Income on Notes Receivable from Participants	9,574
686,284
Contributions:
Employer	631,837
Participants	1,307,721
Participant rollovers	255,293
Total Contributions	2,194,851

Total Additions	2,881,135

Deductions from Net Assets Attributed to:
Benefits paid to participants	760,085
Total Deductions	760,085

Net Increase	2,121,050

Net Assets Available for Benefits
Beginning of Year	12,647,297

End of Year	$14,768,347
The accompanying notes are an integral part of these financial statements.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the SBERA 401(k) Plan as adopted by Blue Hills Bank (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

GENERAL
The Plan is a defined contribution plan covering substantially all employees of Blue Hills Bank (the “Bank”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Savings Banks Employee Retirement Association ("SBERA" or " the Plan Administrator"), which has overall responsibility for the operation and administration of the Plan. An Investment Committee consisting of the Plan’s Trustees determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

The Plan is a member of the SBERA Common Collective Trust (the “Trust”). Under the Trust agreement, the Plan owns a portion of the net assets of the Trust, which represents its interest in the Trust. Within the Trust, each plan’s assets are jointly invested and the return on the assets is allocated to each plan based on the percentage of ownership each plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust.

ELIGIBILITY
To become eligible for participation in elective deferrals and safe harbor contribution there is no minimum age or service requirement. An employee must also have one year of service to be eligible for a Bank non-elective discretionary contribution.

CONTRIBUTIONS
Each year, participants may contribute to the Plan the lesser of 75% of pretax annual compensation, as defined in the Plan, or the maximum amount allowable under the provisions of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions in accordance with the IRC. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit plans or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to certain IRC limitations.

In 2015 the Plan was amended to include a safe harbor matching overall 4% contribution that matches 100% of an employee’s first 3% of deferral and 50% of the next 2% deferral on eligible compensation. The Bank made a safe harbor contribution in the amount of $631,837 and $499,812 for 2015 and 2014, respectively.

PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s contributions, Bank matching contributions and an allocation of Plan earnings. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

INVESTMENTS
The Plan currently offers the following investment options contained in the Trust to participants:

Equity Account:
This account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.

Index 500 Account:
This account attempts to provide investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Price Index.

Small Cap Growth Account:
This account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.

International Equity Account:
This account seeks to provide long-term capital appreciation by investing in foreign equity securities.

Small Cap Value Account:
This account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.

Large Cap Value Account:
This account’s investment philosophy combines detailed fundamental research, bottom up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.

Large Cap Growth Account:
This account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.

Life Path Accounts:
These accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund’s target allocation.

All Asset Account:
The objective of the All Asset account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a “fund of funds” that allocates its assets among a group of PIMCO funds. The All Asset account rebalances among the funds as real return values shift in the market.

SBERA Account:
The SBERA account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the account is expected to provide investors with long-term growth of capital and income. The SBERA account provides investors with greater diversification and significantly less risk than a more concentrated portfolio.

Money Market Account:
This account seeks to provide income consistent with the preservation of principal. This account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

Bond Account:
This account seeks to provide income consistent with U.S. Investment grade bond market returns. The account will be invested in U.S. Government securities and agencies, mortgage pass-through securities, high quality corporate securities, debt and money market instruments. A prudent amount may be invested in below investment grade corporate bonds, foreign debt instruments and long-dated maturities.

Certificate of Deposit:
The Bank makes available a certificate of deposit of the Bank as an investment option for 401(k) participants.

Blue Hills Bancorp, Inc. Shares:
A participant may invest in shares of Blue Hills Bancorp, Inc. Stock.

VESTING
Participants are vested immediately in their contributions and Bank safe harbor contributions plus actual earnings thereon. Vesting in the Bank’s non-elective discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited services.

NOTES RECEIVABLE FROM PARTICIPANTS
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest rates of 4.25% to 4.50%. The note interest rate is set at the prime rate as published by the Wall Street Journal plus 1%. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS
On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

HARDSHIP WITHDRAWALS
The Plan allows participants to make hardship withdrawals, provided certain conditions are met, as defined in the Plan document.

FORFEITURES
At December 31, 2015 and 2014, there were no forfeitures from nonvested accounts. Forfeitures, if any, can be used to reduce future employer contributions.

ADMINISTRATIVE EXPENSES
Administrative expenses including investment related fees are paid directly by the Trust and are reflected in the Plan’s share of the Trust net investment activity. In addition, included within the Plan’s interest in the Trust’s net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation of fair value of investments.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan’s interest in the Trust is reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and custodians.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year. The Plan’s sole investment at December 31, 2015 and 2014 is its interest in the Trust. Consequently, it recognizes investment income based on its percentage of interest in the Trust.

NOTES RECEIVABLE FROM PARTICIPANTS
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. Delinquent notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In May 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. For all other entities, the guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. Plan management has elected to early adopt for the plan year ended December 31, 2015, with retrospective application to the year ended December 31, 2014.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

value measurements shall be provided by general type of plan asset. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and III are not applicable to the plan, Part II is to be applied retrospectively. Plan management has elected to early adopt Part II for the year ended December 31, 2015, with retrospective application to the year ended December 31, 2014.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). Valuation techniques maximize the use of relevant observable inputs to minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value by the Trust. There were no changes in these methodologies used by the Trust at December 31, 2015 and 2014.

Certificates of deposit:
Certificates of deposit are measured at fair value in Level 1 at amortized cost, which approximates fair value.

Collective funds:
Valued at either the closing price reported on the active market on which the individual securities are traded or valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Trust to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Equity securities:
Valued at the closing price reported on the active market in which the individual securities are traded and are generally classified as Level 1 in the fair value hierarchy.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

Mutual funds:
Valued at the daily closing price as reported by the fund. Mutual funds held by the Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Trust are deemed to be actively traded.

Hedge funds:
The funds are valued at net asset value, without further adjustment, as calculated by the fund’s manager based upon the terms and conditions of the organizational documents of the underlying investments, with further consideration to portfolio risks.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Trust’s fair value measurements at December 31, 2015. Classification within the fair value hierarchy table is based upon the lowest level of any input that is significant to the fair value measurement.

Description	Level 1	Level 2	Level 3	Total

Certificates of Deposit	$5,086,854	—	—	$5,086,854
Collective Funds	44,222,054	—	—	44,222,054
Equity Securities	340,958,818	—	—	340,958,818
Diversified Mutual Funds	168,508,800	—	—	168,508,800

Total investments measured in the fair value hierarchy	558,776,526	—	—	558,776,526

Investments measured at net asset value (a)	—	—	—	708,810,203

Investments, at fair value	$558,776,526	—	—	$1,267,586,729

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

The following table sets forth by level, within the fair value hierarchy, the Trust’s assets at fair value as of December 31, 2014. Classification within the fair value hierarchy table is based upon the lowest level of any input that is significant to the fair value measurement.

Description	Level 1	Level 2	Level 3	Total

Certificates of Deposit	$5,375,981	—	—	$5,375,981
Collective Funds	43,900,489	—	—	43,900,489
Equity Securities	396,291,754	—	—	396,291,754
Diversified Mutual Funds	185,094,442	—	—	185,094,442

Total investments measured in the fair value hierarchy	630,662,666	—	—	630,662,666

Investments measured at net asset value (a)	—	—	—	729,944,786

Investments, at fair value	$630,662,666	—	—	$1,360,607,452

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and the size of the transfer relative to total net assets available for benefits. There were no transfers to or from Levels 1, 2, and 3 during the years ended December 31, 2015 and 2014.

Fair Value of Investments in Entities that use NAV

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Trust.

	Fair Value		Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
	2015	2014

Collective Funds	$655,411,246	$666,093,233	$—	1 to 5 days	1 to 5 days
Hedge Funds			—
Multi-strategy (a)	$43,808,073	$60,620,293	—	Quarterly	90 Days
Global opportunities (b)	$6,557,143	$3,231,260	—	Quarterly	90 Days
Private investment entitles and/or separately managed accounts (c)	$3,033,741	—	—	Quarterly	90 Days
	$655,411,246	$729,944,786	$—

a)
This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. Fund objectives are to seek above-average rates of return and long-term capital growth through investments, which are fund of funds with a diversified portfolio of private investment entities and/or separately managed accounts managed by investment managers or achieve superior risk-adjusted capital appreciation over the long-term, generally through an investment, which invests in private investment funds and discretional managed accounts, structured notes, swaps or other similar products. The fair values of the investments in this category have been determined using the net asset value per share of the fund(s).

b)
This category has an investment strategy to pursue a hybrid absolute return via portfolio managers, secondaries and co-investments with a flexible and opportunistic mandate tactically allocating capital to look to capitalize on market dislocations and inefficiencies. The opportunities are expected to fall within the following strategies: Niche Alternatives and Private Credit and Hedge Fund secondaries. The fair value of the investments in this category have been determined using the last sales price, for listed securities, and in accordance with the agreement terms for portfolio-managed investments, notes, swaps, and other similar products.

c)
The Fund’s investment objective is to invest in highly attractive, select investment opportunities by maintaining investments through private investment entities and/or separately managed accounts (each, an “Investment” or a “Portfolio” and collectively, the “Investments” or the “Portfolios”) with investment management professionals (each a “Manager” and collectively, the “Managers”) specializing in various alternative investment strategies. The Managers have broad investment experience and the ability to leverage their existing relationships with corporate management teams, investment banks and other institutions to gain access to certain investment opportunities. As such, the Advisor is presented with “best idea” investment opportunities, typically in asset classes where market dislocations or other events have created attractive investment opportunities. The Managers are not restricted in the investment strategies that they may employ across different asset classes and regions. The Advisor anticipates that any number of strategies will be eligible for consideration for investment by the Fund and the Fund reserves the right to invest in any particular strategy or asset class it deems appropriate.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

NOTE 4– INVESTMENT – PLAN INTEREST IN SBERA COMMON COLLECTIVE TRUST
(THE “TRUST”)

The following table presents the net assets of the Trust at December 31:

	2015	2014
Assets:
Cash	$86,779,384	$86,953,268

Investments:
Collective Funds:
Fixed Income	158,906,559	168,526,133
Equity	403,526,534	402,081,703
Diversified	137,200,207	139,385,886
Total collective funds	699,633,300	709,993,722

Equity Securities	340,958,818	396,291,754
Diversified Mutual Funds	168,508,800	185,094,442
Hedge Funds	53,398,957	63,851,553
Certificates of deposits	5,086,854	5,375,981

Total Investments, at fair value	1,267,586,729	1,360,607,452

Notes receivable from participants	18,505,717	19,105,268
Other assets	15,820,280	7,204,084

Total Assets	$1,388,692,110	$1,473,870,072

Liabilities:
Accrued operating and other expenses	1,540,785	697,398

Net assets available for benefits	$1,387,151,325	$1,473,172,674

Plan interest in the Trust	$14,136,510	$12,147,485

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

Trust investment income (loss) for the years ended December 31, 2015 was comprised of:

2015
Investment loss:
Net realized and unrealized loss on investments	$(29,308,171)
Interest and dividends	14,350,270
Total investment loss	(14,957,901)
Administrative expenses	(5,067,204)
Total Trust net investment loss	$(20,025,105)

Portion allocated to this plan:
Investment income	$676,710
Interest income on notes receivable from participants	9,574
$686,284

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SBERA 401(k) PLAN
AS ADOPTED BY BLUE HILLS BANK

NOTE 6 - TAX STATUS

The SBERA 401(k) Plan is a Prototype Plan. SBERA maintains the overall prototype plan document (master document). As of March 31, 2014, a favorable opinion letter has been received for all 401(k) plans. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan, through its investment in the Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 8 - RELATED-PARTY AND PARTY IN INTEREST TRANSACTIONS

Northeast Retirement Services (NRS), by contract with the approval of the Boards of Trustees of SBERA and NRS, provides consulting, record keeping and other services in connection with the administration of the 401(k) plan for SBERA. The Plan Sponsor, Blue Hills Bank also owns stock in NRS. The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2015 and 2014, the rate for the 401(k) plan was $929.50 per employer member per quarter, plus $21.00 per active participant per quarter ($24.00 for member with bank stock), plus an additional 1.25% basis point assessment on assets.

The Plan invests in a common collective trust managed by SBERA, the Trustee of the Plan. Therefore, this qualifies as a party-in-interest transaction. Additionally, the Plan extends notes to participants, who are considered parties-in-interest.

During 2014, Blue Hills Bancorp, Inc. completed an initial public stock offering and as a result Participants may allocate any portion of their contributions to purchase common shares of Blue Hills Bancorp, Inc. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. At December 31, 2015 and 2014, the Plan held 417,630 and 420,093 shares of Blue Hills Bancorp, Inc., common stock, with fair values of $6,393,917 or $15.31 per share and $5,704,864 or $13.58 per share respectively. During 2015 and 2014, the Plan purchased and sold 15,922 and 420,687 and 18,385 and 1,076 number of shares respectively. Because the Bank is the Plan Sponsor, transactions involving Blue Hills Bancorp, Inc.’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

SUPPLEMENTAL INFORMATION

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
E.I.N. 04-1466100 Plan Number 002
December 31, 2015

	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value (1)	Cost (2)	Current Value
*	Savings Banks Employees Retirement Association	Savings Banks Employees Retirement Association Common Collective Trust	$—	$13,891,142

*	Participant loans	Notes with a per annum interest rates of 4.25% to 4.50% and maturity dates ranging from July 2016 to April 2033	—	245,368
				$14,136,510

(1)	There were no investment assets which were both acquired and disposed of during the Plan year.
(2)	Cost information is not required for participant directed investments.

*	Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(k) PLAN AS ADOPTED BY BLUE HILLS BANK

June 27, 2016	By:	/s/ William M. Parent
William M. Parent
President and Chief Executive Officer